Exhibit (a)(1)(D)

Offer to Purchase for
Not More Than $300,000,000 in Cash
By

Validus Holdings, Ltd.
of
up to 12,500,000 of its Common Shares
at a Purchase Price Not Greater Than $27.50
Nor Less Than $24.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 8, 2010, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

May 10, 2010

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed by Validus Holdings, Ltd., a Bermuda exempted company (the “Company”), to act as Dealer Manager in connection with the Company’s offer to purchase for cash up to 12,500,000 of its common shares, which includes voting common shares, par value $0.175 per share (the “Voting Common Shares”) and non-voting common shares, par value $0.175 per share (together with the Voting Common Shares, the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $27.50 nor less than $24.00 per Share (“Auction Tenders”), or (ii) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 10, 2010 (the “Offer to Purchase”) and in the Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

After the Expiration Date, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will be not more than $27.50 and not less than $24.00 per Share, that it will pay for Shares properly tendered in the Offer and not properly withdrawn, taking into account the number of Shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by shareholders tendering Shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $24.00 per Share for purposes of determining the Purchase Price (which is the minimum price per Share under the Offer). The Purchase Price will be the lowest price per Share of not more than $27.50 and not less than $24.00 per Share, at which Shares have been tendered or have been deemed to be tendered under the Offer, that will enable the Company to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price not exceeding $300,000,000. Shares properly tendered pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.

All Shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares the Company seeks are properly tendered and not properly withdrawn.

Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $300,000,000, the Company will purchase Shares: (i) first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares at or below the Purchase Price, and do not properly withdraw them prior to the Expiration Date; (ii) second, from all other shareholders who properly tender Shares at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Shares (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), until the Company has purchased Shares resulting in an aggregate purchase price of $300,000,000; and (iii) third, only if necessary to permit the Company to purchase Shares resulting in an aggregate purchase price of $300,000,000, from holders who properly tender Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares prior to the Expiration Date. See Sections 1, 3, 4 and 6 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase, dated May 10, 2010;

2. Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering Shares of, and for the information of, your clients (facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender Shares);

3. Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if certificates representing your clients’ Share certificates are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Date; and

5. Return envelope addressed to BNY Mellon Shareowner Services, as the Depositary.

The conditions of the Offer are described in Section 7 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on June 8, 2010, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

For Shares to be tendered properly pursuant to the Offer:

•	the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•	the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

While the Company’s Board of Directors has authorized the Offer, it has not, nor has the Company, the Dealer Manager, the Information Agent or the Depositary made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares or as to the price or prices at which they may choose to tender their Shares. Your clients must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which their Shares should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

Questions and requests for assistance may be directed to the Dealer Manager or to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:
Dowling & Partners Securities, LLC 190 Farmington Avenue Farmington, CT 06032 Attn: Equity Capital Markets Call Toll-Free: (888) 602-3240	Georgeson Inc. 199 Water Street, 26th Floor New York, NY 10038 Banks and Brokers Call: (212) 440-9800 All Others Call Toll-Free: (866) 482-4966 Email: validusre@georgeson.com

Very truly yours,

DOWLING & PARTNERS SECURITIES, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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